Avricore Health and Clinart MENA Announce Interim Agreement for HealthTabTM + RASTR Network Middle East Expansion

VANCOUVER, British Columbia, Sept. 17, 2019 (GLOBE NEWSWIRE) -- Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) ("Avricore Health" or the "Company") is pleased to announce that it has signed a first stage agreement in the form of a Letter of Intent (LOI) with Dubai based clinical research organization, Clinart, to expand Avricore Health’s HealthTabTM and Rapid Access Safety Test Response Network platform (RASTR Network).

Through this agreement Avricore intends to grant Clinart, a subsidiary of Kuwait Life Sciences Company, a non-exclusive licence to HealthTabTM + RASTR Network in the Middle East and North Africa Region (MENA), where Clinart operates in 14 countries, including the United Arab Emirates, The Kingdom of Saudi Arabia, Egypt, Lebanon and Kuwait.

This represents the first international agreement for the Company’s innovative consumer focused point-of-care testing platform. Currently, HealthTabTM is available in Shoppers Drug Marts in the Greater Toronto Area and has been utilized for real-world evaluation based trials by British Columbia’s Ministry of Health and the Canadian Kidney Foundation.

Finger Stick

The HealthTab test is conducted via the Picclo Express, made by Abaxis, which Avricore Health web-enables and overlays proprietary software. It only uses a small amount of blood from a single finger-stick draw.

“Over the summer we’ve seen a tremendous amount of interest in our platform, as we’ve unlocked new real-world evaluation opportunities on treated populations with the RASTR Network component of HealthTabTM,” said Avricore’s CEO Bob Rai. “It bridges the strong consumer demand for better personal health data, the expanding scope of pharmacists and the increased need for life-science companies to access real-world data.”

The Parties will immediately begin to work diligently and in good faith to negotiate, settle and enter into the Definitive Agreement, and then launch programming as soon as reasonably practicable.

“With 18 years of experience and the largest footprint in one of the fastest growing global regions, innovation is very much at the heart of what we do,” said Clinart CEO Alaa Assem. “Clinart is working with the world’s largest life-science companies, who we think are going to be very excited by this unique approach to real-world evaluations, phase IV studies and compliance monitoring.”

HT Marketing Shot HealthTab is a point-of-care test conducted at the pharmacy for consumers to glean valuable insights on their health via a secure login and interface.

The HealthTabTM + RASTR Network is the world’s first harmonized, real-time response system where consumers receive a finger-stick blood test at their local pharmacy on a well-established, commercially available and approved blood chemistry analyzer called the Piccolo Xpress, which the Company web-enables and applies its propriety information management software to. The consumer’s biomarkers, which include 21 key results related to heart, liver and kidney function, are received via their secure HealthTabTM log in which they can then use to better understand their health performance and share with their healthcare team for evidence-based decision making.

Thanks to the Company’s proprietary software, de-identified data collected across the RASTR Network can be shared with life-science companies and other research entities, such as Clinart, based on HealthTabTM being consumer consent driven. This data is critical to evaluate treated populations, as the traditional clinical trial approach can be limited in the scope of time, demographical reach and other inherent exclusionary attributes.

For further information, please contact:

Bob Rai, Director and CEO 604-247-2639

info@avricorehealth.com

www.avricorehealth.com

RASTR Flow Chart The data flow through for HealthTab consumer data, from consent to de-identified aggregate data for clinical research.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com.

About Clinart MENA

Clinart MENA is a leading regional and innovative contract research organization, offering a full-service End-to-End Solution for Phase I to IV / NIS /RWE studies in the Middle East and North Africa region. Clinart offers direct access to MENA countries and other African countries, in line with global standards and local cultures and regulations. Clinart’s international experience, as well as its proven track record of successful trials since 2001 assures its clients that Clinart MENA is their reliable partner for the MENA region. Clinart MENA HQ located in the Dubai Healthcare City, UAE, offers direct coverage to the Gulf region. In addition, Clinart’s local offices in Saudi Arabia, Kuwait, Lebanon and Egypt and home-based CRAs offering extensive direct coverage across the region, ensure that minor cultural differences across the region are well managed by its local teams. Clinart’s teams have extensive experience and a strong network with all key research institutions and hospitals across the region.

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTabTM platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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